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                        WESTERN MULTIPLEX CORPORATION
                            1196 Borregas Avenue
                             Sunnyvale, CA 94019



VIA EDGAR                         January 11, 2001
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                 Re:  Western Multiplex Corporation
                      Application for Withdrawal of Registration Statement on Form S-4 Commission File No. 333-51142
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549
Attn:  Patrick O'Leary

Ladies and Gentlemen:

          Pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended, Western Multiplex Corporation (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-4 together with all exhibits thereto, (collectively the "Registration Statement").

          The Registration Statement was originally filed with the Securities and Exchange Commission on December 1, 2000 in connection with the proposed merger of a subsidiary of the Company with Adaptive Broadband Corporation. The Company requests withdrawal of the Registration Statement because the merger agreement has been terminated by the parties and the transaction will not be pursued further; as disclosed by the Company in a Form 8-K filed with the Commission on January 11, 2001. No shares of the Company's common stock have been issued under the Registration Statement.

          If you have any questions regarding the foregoing application for withdrawal, please contact Daniel Clivner of Simpson Thacher & Bartlett, legal counsel to the Company in connection with the Registration Statement, at (818) 755-9613.

                                  Sincerely yours,


                                  /s/ Jonathan N. Zakin
                                  -------------------------------
                                  Jonathan N. Zakin
                                  Chairman and Chief Executive Officer

cc:  Daniel Clivner, Esq.
     Ken N. Guernsey, Esq.